DZS Inc.
5700 Tennyson Parkway, Suite 400
Plano, TX 75024

March 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Gregory Herbers

Re:	DZS Inc.

Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(File No. 333-262634)

Ladies and Gentlemen:

DZS Inc. (the “Company”) hereby withdraws its request, dated March 18, 2022, that the Registration Statement on Form S-3 (File No. 333-262634), as amended by Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”), become effective as of 5:00 p.m., Washington, D.C. time, on March 22, 2022, or as soon as practicable thereafter. The Company intends to file a pre-effective amendment to the Registration Statement and to submit the acceleration request thereafter.

Sincerely,

DZS INC.

By: /s/ Justin Ferguson	Justin Ferguson Chief Legal Officer

cc: M. Preston Bernhisel, Baker Botts L.L.P.